
03053189

AB 5/7/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40973 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

FEB 28, 2003

NAME OF BROKER-DEALER:
Schroder Fund Advisors Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
875 Third Avenue
(No. and Street)
New York, NY 10023
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan M. Mandel (212) 632-2919
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)
1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





9-5-08

# OATH OR AFFIRMATION

I, Alan M. Mandel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors Inc., as of December 31, ~~19~~ XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

EVETT R. LAWRENCE
NOTARY PUBLIC, State of New York
No. 01LA6044909
Qualified in Queens County
Commission Expires July 17, 2006

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Schroder Fund Advisors Inc.

## Statement of Financial Condition
As of December 31, 2002



**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

## Report of Independent Accountants

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

# Schroder Fund Advisors Inc.
## Statement of Financial Condition
## As of December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,506,578 |
| Receivable from affiliated mutual funds | 30,703 |
| Intercompany receivable | 12,602 |
| Other assets | 33,600 |
| **Total assets** | $ 1,583,483 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Taxes payable to Schroder US Holdings, Inc. | $ 15,423 |
| Accrued expenses | 28,000 |
| **Total liabilities** | 43,423 |
| Stockholder's equity | |
| Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding | 10,000 |
| Additional paid-in capital | 1,068,800 |
| Retained earnings | 461,260 |
| **Total stockholder's equity** | 1,540,060 |
| **Total liabilities and stockholder's equity** | $ 1,583,483 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Operations

Schroder Fund Advisors Inc. (the "Company"), is a wholly owned subsidiary of Schroder Investment Management North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. The Company was incorporated on February 17, 1989 and is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

## 2. Significant Accounting Policies

Cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are on deposit at JP Morgan Chase Bank.

All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are short-term in nature.

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## 3. Related Party Transactions

The Company has an agreement with Schroder Capital Funds (Delaware) ("SCF") to provide administrative services necessary for SCF's operations with respect to certain of its portfolios. Pursuant to this agreement, $30,703 is due to the Company as of December 31, 2002. The Parent provides investment advisory services to the portfolios.

Dividends paid by the Company to the Parent during the year ended December 31, 2002 totaled $750,000.

In accordance with the Company's tax sharing agreement with the Parent, the Parent has waived receipt of $332,819 income taxes payable to the Parent by the Company and instead, the Parent has deemed to have contributed such amount back to the Company, for the year ended December 31, 2002.

## 4. Income Taxes

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. Federal, state and local income taxes are provided on a separate-company basis.

5. **Regulatory Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2002, the Company had net capital, as defined, of $1,493,858 which was $1,488,858 in excess of its net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.03 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(ii) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.